UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed

Pursuant to Rules 13d-1(b), (c) and (d) and Amendments

Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

QIAGEN N.V.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N72482 10 7 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP NO. N72482 10 7	13G	Page 2 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Alafi Capital Company, LLC 94-3359302

2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3	SEC Use Only

4	Citizenship or Place of Organization California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 Sole Voting Power 7,281,491 6 Shared Voting Power 0 7 Sole Dispositive Power 7,281,491 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,281,491

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 4.98%

12	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	(a)	Name of Issuer: QIAGEN N.V.

Item 1.	(b)	Address of Issuer’s Principal Executive Offices: Spoorstraat 50 5911 KJ Venlo The Netherlands

Item 2.	(a)	Name of Person Filing: Alafi Capital Company, LLC

Item 2.	(b)	Address of Principal Business Office or, if none, Residence: 8 Admiral Drive, Suite 324 Emeryville, CA 94608

Item 2.	(c)	Citizenship: Alafi Capital Company is organized as a limited liability company under the laws of California.

Item 2.	(d)	Title of Class of Securities: Common Stock

Item 2.	(e)	CUSIP Number: N72482 10 7

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Exchange Act.

	(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under section 8 of the Investment Company Act.

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(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 7,281,491

	(b)	Percent of class: 4.98%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 7,281,491

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 7,281,491

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

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Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALAFI CAPITAL COMPANY, LLC

Date: February 6, 2004	By:	/s/ Moshe Alafi

	Name	Moshe Alafi
	Title	Partner

Page 5 of 5 pages